Filed by Knightsbridge Shipping Limited
Commission File No. 000-29106
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Limited

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 7, 2014, Knightsbridge Shipping Limited, a limited company incorporated in Bermuda ("Knightsbridge"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Golden Ocean Group Limited, a limited company incorporated in Bermuda ("Golden Ocean") pursuant to which, Golden Ocean will merge into Knightsbridge, with Knightsbridge continuing as the surviving company.

The merger is subject to approval by the shareholders of Golden Ocean and Knightsbridge in separate special general meetings expected to be held in December 2014 or January 2015. Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

Shareholders in Golden Ocean at the time the merger is completed will receive shares in Knightsbridge as merger consideration. Pursuant to the Merger Agreement, one share in Golden Ocean will give the right to receive 0.13749 shares in Knightsbridge, and Knightsbridge will issue a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration.

In connection with the special general meetings, Hemen Holding Limited ("Hemen"), a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, and certain of its affiliates, (including Frontline 2012 Ltd.) have entered into voting agreements to vote all of their respective shares in favor of the merger.  Approval of the merger by the shareholders of each company requires the affirmative vote of those shareholders, as of the record date, representing 75% of the ordinary shares of that company which are voted at its special general meeting.

The Merger Agreement contains detailed representations and warranties of Knightsbridge and Golden Ocean. Golden Ocean has agreed to various covenants and agreements, including, among others, an agreement to conduct its business in the ordinary course during the period prior to the closing of the Merger and not to engage in certain kinds of transactions during this period.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein. The Merger Agreement has been included as an exhibit hereto solely to provide investors and security holders with information regarding its terms.  It is not intended to be a source of financial, business or operational information about Knightsbridge, Golden Ocean or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Knightsbridge, Golden Ocean or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

FORM 6-K EXHIBIT INDEX

Exhibit No.	Name
99.1	Agreement and Plan of Merger
99.2	Voting Agreement
99.3	Press Release

Important Information For Investors And Shareholders
      This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4 that will include a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge, and the joint proxy statement/prospectus will be mailed to shareholders of Golden Ocean and Knightsbridge. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward‐Looking Statements

Matters discussed in this press release may constitute forward‐looking statements.  Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward‐looking statements.

Forward‐looking statements include, without limitation, statements regarding:

•	The effectuation of the transaction between Knightsbridge and Golden Ocean described above;
•	The delivery to and operation of assets by Knightsbridge;
•	Knightsbridge's future operating or financial results;
•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
•	Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Knightsbridge believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Knightsbridge, Knightsbridge cannot assure you that they, or the Combined Company, will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward‐looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Combined Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Combined Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Knightsbridge disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED
(registrant)

	By:	/s/ Inger M. Klemp
Date: October 8, 2014	Name:	Inger M. Klemp
	Title:	Chief Financial Officer